                                      Filed with the Commission on June 26, 2000
                                                      1940 Act File No. 811-6699


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   Form N-1A

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 X

Amendment No. 8 ...................................................... X

                 ASSET MANAGEMENT PORTFOLIO (the "Registrant")
              (Exact Name of Registrant as Specified in Charter)

                  One South Street, Baltimore, Maryland 21202
                   (Address of Principal Executive Offices)

                                (410) 727-1700
                        (Registrant's Telephone Number)

Daniel O. Hirsch, Esq.                        Copies to: Burton M. Leibert, Esq.
One South Street                              Willkie Farr & Gallagher
Baltimore, Maryland  21202                    787 Seventh Ave.
(Name and Address of Agent                    New York, New York 10019
for Service)

                               Explanatory Note

This Amendment to the Registrant's Registration Statement on Form N-1A (the "Registration Statement") has been filed by the Registrant pursuant to Section 8(b) of the Investment Company Act of 1940, as amended. However, beneficial interests in the Registrant are not being registered under the Securities Act of 1933, as amended (the "1933 Act") because such interests will be issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Registrant may be made only by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities that are "accredited investors" within the meaning of Regulation D under the 1933 Act. The Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any beneficial interests in any series of the Registrant.

Asset Management Portfolio
PART A

Responses to Items 1, 2, 3, 5, and 9 have been omitted pursuant to Instruction B.2(b) of the General Instructions to Form N-1A. Capitalized terms used in this Part A have the same meaning as in the Feeder Fund's prospectus.

Item 4.   Investment Objectives, Principal Investment Strategies, and Related
Risks.

The Registrant seeks high total return with reduced risk over the long term by allocating investments among stocks, bonds and short-term instruments. The investment objective may be changed without shareholder approval.

Investments in the Registrant are neither insured nor guaranteed by the U.S. government. Investments in the Registrant are not deposits of, or guaranteed or endorsed by, any bank. They are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and are subject to investment risk, including the possible loss of the principal amount invested.

There can be no assurance that the investment objective of the Registrant will be achieved. The Registrant incorporates by reference information concerning the Registrant's investment objective, policies and the risk factors associated with its investments from the sections entitled "Objective," "Strategy," "Principal Investments," "Investment Process," "Risks" and "Organizational Structure" in the current prospectus of BT Pyramid Mutual Funds - Asset Management--Premier Class (File Nos. 33-45973 and 811-6576)(the "Feeder Fund") (the "Feeder Fund Prospectus"). Additional information about the investment policies of the Registrant appears in Part B of this Registration Statement.

Item 6.   Management, Organization, and Capital Structure.

Registrant incorporates by reference information concerning the management of the Registrant from the sections entitled "Annual Fund Operating Expenses" and "Management of the Fund" in the Feeder Fund Prospectus.

The Registrant is organized as a trust under the laws of the State of New York. Under the Declaration of Trust, the Trustees are authorized to issue beneficial interests in the Registrant. Each investor is entitled to a vote in proportion to the amount of its investment in the Registrant. Investments in the Registrant may not be transferred, but an investor may withdraw all or any portion of his investment at any time at net asset value ("NAV").

Investors in the Registrant (e.g., investment companies, insurance company separate accounts and common and commingled trust funds) will each be liable for all obligations of the Registrant. However, the risk of an investor in the Registrant incurring financial loss on account of such liability is limited to circumstances in which both inadequate insurance existed and the Registrant itself was unable to meet its obligations.

The Registrant reserves the right to create and issue a number of series, in which case investments in each series would participate equally in the earnings, dividends and assets of the particular series.

Investments in the Registrant have no preemptive or conversion rights and are fully paid and nonassessable, except as set forth below. The Registrant is not required and has no current intention to hold annual meetings of investors, but the Registrant will hold special meetings of investors when in the judgment of the Trustees it is necessary or desirable to submit matters for an investor vote. Changes in fundamental policies will be submitted to investors for approval. Investors have under certain circumstances (e.g., upon application and submission of certain specified documents to the Trustees by a specified number of investors) the right to communicate with other investors in connection with requesting a meeting of investors for the purpose of removing one or more Trustees. Investors also have the right to remove one or more Trustees without a meeting by a declaration in writing by a specified number of investors. Upon liquidation of the Registrant, investors would be entitled to share pro rata in the net assets of the Registrant available for distribution to investors.

Registrant incorporates by reference additional information concerning its capital stock from the sections entitled "Calculating the Fund's Share Price," "Dividends and Distributions," "Tax Considerations," and "Buying and Selling Fund Shares" in the Feeder Fund Prospectus.


Item 7.   Shareholder Information.

Registrant incorporates by reference information concerning the calculation of net asset value and valuation of the Registrant's assets from sections entitled "Calculating the Fund's Share Price" and "Buying and Selling Fund Shares" in the Feeder Fund Prospectus.

Beneficial interests in the Registrant are issued solely in private placement transactions that do not involve any "public offering" within the meaning of
Section 4(2) of the 1933 Act. Investments in the Registrant may be made only by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities that are "accredited investors" within the meaning of Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any "security" within the meaning of the 1933 Act.

The Registrant may, at its own option, accept securities in payment for interests. The securities delivered in payment for interests are valued by the method described under "Purchase Redemption and Pricing of Securities" in Part B as of the day the Registrant receives the securities. This is a taxable transaction to the investor. Securities may be accepted in payment for interests only if they are, in the judgment of Bankers Trust, appropriate investments for the Registrant. In addition, securities accepted in payment for interests must:
(i) meet the investment objective and policies of the Registrant; (ii) be acquired by the Registrant for investment and not for resale; (iii) be liquid securities which are not restricted as to transfer either by law or liquidity of market; and (iv) if stock, have a value which is readily ascertainable as evidenced by a listing on a stock exchange, over the counter market or by readily available market quotations from a dealer in such securities. The Registrant reserves the right to accept or reject at its own option any and all securities offered in payment for its interests.

The placement agent for the Registrant is ICC Distributors, Inc. ("ICC"). The principal business address of ICC and its affiliates is Two Portland Square, Portland, Maine 04101. ICC receives no additional compensation for serving as the placement agent for the Registrant.

Registrant incorporates by reference information concerning dividends, distributions and tax consequences from the sections entitled "Dividends and Distributions" and "Tax Considerations" in the Feeder Fund Prospectus.

Under its anticipated method of operation, the Registrant will not be subject to any income tax. However, each investor in the Registrant will be taxable on its share (as determined in accordance with the governing instruments of the Registrant) of the Registrant's ordinary income and capital gain in determining its income tax liability. The determination of such share will be made in accordance with the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.

It is intended that the Registrant's assets, income and distributions will be managed in such a way that an investor in the Registrant will be able to satisfy the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, assuming that the investor invested all of its assets in the Registrant.

Item 8.   Distribution Arrangements.

Registrant incorporates by reference information concerning sales loads, Rule 12b-1 fees and its Master-Feeder structure from the sections entitled "Annual Fund Operating Expenses" and "Organizational Structure" in the Feeder Fund Prospectus.

Asset Management Portfolio
PART B

Capitalized terms used in this Part B have the same meaning as in the Feeder Fund's prospectus.

Item 10.  Cover Page and Table of Contents.

The Prospectus of the Asset Management Portfolio (the "Registrant") dated June 30, 2000, which may be amended from time to time, provides the basic information investors should know before investing. This Statement of Additional Information ("SAI"), which is not a Prospectus, is intended to provide additional information regarding the activities and operations of the Registrant and should be read in conjunction with the Prospectus. You may request a copy of a prospectus or a paper copy of this SAI, if you have received it electronically, free of charge by calling 1-800-730-1313.

TABLE OF CONTENTS
Fund History
Performance Information
Description of the Fund and its Investments and Risks
Management of the Fund
Control Persons and Principal Holders of Securities
Investment Advisory and Other Services
Brokerage Allocation and Other Practices
Capital Stock and Other Securities
Purchase, Redemption and Pricing of Shares
Taxation of the Fund
Underwriters

Calculation of Performance Data
Financial Statements

Item 11.  Fund History.

The Registrant was organized as a trust under the laws of the State of New York on December 11, 1991.

Item 12.  Description of the Fund and its Investments and Risks.

The Registrant is a no-load, diversified, open-end management investment company. The Registrant incorporates by reference information concerning its investment policies, limitations and risks from the section entitled "Investment Objective and Policies" in the SAI for BT Pyramid Mutual Funds -- Asset Management--Premier Class (File Nos. 33-45973 and 811-6576) (the "Feeder Fund") (the "Feeder Fund SAI").

Item 13.  Management of the Fund.

Registrant incorporates by reference information concerning its management from the section entitled "Management of the Trust and Portfolio" in the Feeder Fund SAI.

Item 14.  Control Persons and Principal Holders of Securities.

As of June 21, 2000, Asset Management--Premier Class and Lifecycle Long Range-- Investment Class(each a "Fund") (series of shares of BT Pyramid Mutual Funds and BT Investment Funds, respectively) owned approximately 76% and 24%, respectively, of the value of the outstanding interests in the Registrant. BT Pyramid Mutual Funds and BT Investment Funds are organized as Massachusetts business trusts. Because Asset Management--Premier Class controls the Registrant, it may take actions without the approval of any other investor in the Registrant.

Each Fund has informed the Registrant that whenever it is requested to vote on matters pertaining to the fundamental policies of the Registrant, the Fund will hold a meeting of shareholders and will cast its votes as instructed by the Fund's shareholders and in the same proportion as the votes of the Fund's shareholders. Fund shareholders who do not vote will not affect the Fund's votes at the shareholder meeting. The percentage of the Fund's votes representing Fund shareholders not voting will be voted by the Trustees or officers of the Fund in the same proportion as the Fund shareholders who do, in fact, vote. Whenever a Fund is requested to vote on a matter pertaining to the

Registrant, the Fund will vote its shares without a meeting of the Fund shareholders if the proposal, if made with respect to such Fund, would not require the vote of the Fund shareholders as long as such action is permissible under applicable statutory and regulatory requirements. It is anticipated that other registered investment companies investing in the Registrant will follow the same or a similar practice.

Item 15.  Investment Advisory and Other Services.

Registrant incorporates by reference information concerning the investment advisory and other services provided for or on behalf of the Registrant from the section entitled "Management of the Trust and Portfolio" in the Feeder Fund's SAI.

Item 16.  Brokerage Allocation and Other Practices.

Registrant incorporates by reference information concerning the brokerage allocation and other practices of the Registrant from the section entitled "Investment Objective and Policies-Portfolio Transactions and Brokerage Commissions" in the Feeder Fund's SAI.

Item 17.  Capital Stock and Other Securities.

Under the Declaration of Trust, the Trustees are authorized to issue beneficial interests in the Registrant. Investors are entitled to participate pro rata in distributions of taxable income, loss, gain and credit of the Registrant. Upon liquidation or dissolution of the Registrant, investors are entitled to share pro rata in the Registrant's net assets available for distribution to its investors. Investments in the Registrant have no preference, preemptive, conversion or similar rights and are fully paid and nonassessable, except as set forth below. Investments in the Registrant may not be transferred. Certificates representing an investor's beneficial interest in the Registrant are issued only upon the written request of an investor.

Each investor is entitled to a vote in proportion to the amount of its investment in the Registrant. Investors in the Registrant do not have cumulative voting rights, and investors holding more than 50% of the aggregate beneficial interest in the Registrant may elect all of the Trustees of the Registrant if they choose to do so and in such event the other investors in the Registrant would not be able to elect any Trustee. The Registrant is not required and has no current intention to hold annual meetings of investors but the Registrant will hold special meetings of investors when in the judgment of the Registrant's Trustees it is necessary or desirable to submit matters for an investor vote. No material amendment may be made to the Registrant's Declaration of Trust without the affirmative majority vote of investors (with the vote of each being in proportion to the amount of their investment).

The Registrant may enter into a merger or consolidation, or sell all or substantially all of its assets, if approved by the vote of two-thirds of its investors (with the vote of each being in proportion to their respective percentages of the beneficial interests in the Registrant), except that if the Trustees of the Registrant recommend such sale of assets, the approval by vote of a majority of the investors (with the vote of each being in proportion to their respective percentages of the beneficial interests of the Registrant) will be sufficient. The Registrant may also be terminated (i) upon liquidation and distribution of its assets, if approved by the vote of two-thirds of its investors (with the vote of each being in proportion to the amount of their investment), or (ii) by the Trustees of the Registrant by written notice to its investors.

Investors in the Registrant will be held personally liable for its obligations and liabilities, subject, however, to indemnification by the Registrant in the event that there is imposed upon an investor a greater portion of the liabilities and obligations of the Registrant than its proportionate beneficial interest in the Registrant. The Declaration of Trust also provides that the Registrant shall maintain appropriate insurance (for example, fidelity bonding and errors and omissions insurance) for the protection of the Registrant, its investors, Trustees, officers, employees and agents covering possible tort and other liabilities. Thus, the risk of an investor incurring financial loss on account of investor liability is limited to circumstances in which both inadequate insurance existed and the Registrant itself was unable to meet its obligations.

The Declaration of Trust further provides that obligations of the Registrant are not binding upon the Trustees individually but only upon the property of the Registrant and that the Trustees will not be liable for any action or failure to act, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

The Registrant reserves the right to create and issue a number of series, in which case investments in each series would participate equally in the earnings and assets of the particular series.

Investors in each series would be entitled to vote separately to approve advisory agreements or changes in investment policy, but investors of all series may vote together in the election or selection of Trustees and principal underwriters for the Registrant. Upon liquidation or dissolution of the Registrant, the investors in each series would be entitled to share pro rata in the net assets of their respective series available for distribution to investors.

Item 18.  Purchase, Redemption and Pricing of Shares.

Beneficial interests in the Registrant are issued solely in private placement transactions that do not involve any "public offering" within the meaning of
Section 4(2) of the Securities Act of 1933, as amended. Further information is available under Item 7, "Shareholder Information" in Part A of this Registration Statement.

Registrant incorporates by reference information concerning the method followed by the Registrant in determining its net asset value and the timing of such determinations from the section entitled "Valuation of Securities" in the Feeder Fund's SAI.

Item 19.  Taxation of the Fund.

Registrant incorporates by reference information concerning the taxation of the Registrant from the section entitled "Taxation" in the Feeder Fund's SAI.

It is intended that the Registrant's assets, income and distributions will be managed in such a way that an investor in the Registrant will be able to satisfy the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, assuming that the investor invested all of its assets in the Registrant.

There are certain tax issues that will be relevant to only certain of the investors in the Registrant. All investors are advised to consult their own tax advisors as to the tax consequences of an investment in the Registrant.

Item 20.  Underwriters.

The placement agent for the Registrant is ICC Distributors, Inc., which receives no additional compensation for serving in this capacity. Investment companies, insurance company separate accounts, common and commingled trust funds and similar organizations and entities may continuously invest in the Registrant.

Item 21.  Calculation of Performance Data.

Not applicable.

Item 22.  Financial Statements.

The Registrant's financial statements are hereby incorporated by reference from the BT Pyramid Mutual Funds - Asset Management--Premier Class' Annual Report dated March 31, 2000 (File Numbers 33-45973 and 811-6576). A copy of the Annual Report may be obtained without charge by contacting the Registrant.

Asset Management Portfolio
PART C. OTHER INFORMATION.

Responses to Items 23(e), (i), (j), and (k) have been omitted pursuant to Instruction B.2(b) of the General Instructions to Form N-1A.

Item 23.  Exhibits.

(a) Declaration of Trust of the Registrant; 2(b) By-Laws of the Registrant; 2
(c) Not applicable;
(d) Advisory Agreement dated June 4, 2000 between the Registrant and Bankers Trust Company ("Bankers Trust")- filed herewith;
(f) Not applicable;
(g) Custodian Agreement between the Registrant and Bankers Trust; 3
     (1) Cash Services Addendum to Custodian Agreement; 3
(h) Administration and Services Agreement between the Registrant and Bankers Trust; 1
     (1) Exclusive Placement Agent Agreement; 3
     (2) Exhibit A to Exclusive Placement Agent Agreement; 3
     (3) Expense Limitation Agreements on behalf of BT Institutional Asset Management Fund - filed herewith;
(l) Investment representation letters of initial investors; 1
(m) Rule 12b-1 plan - Not applicable;
(n) Financial data schedule - Not applicable;
(o) Rule 18f-3 plan - Not applicable;
(p) Fund, Adviser and Underwriter Codes of Ethics--filed herewith;
----------
1. Previously filed on June 9, 1992.

2. Incorporated by reference to Amendment No. 3 to Registrant's Registration Statement as filed with the Commission on August 1, 1995.
3. Incorporated by reference to Amendment No. 5 to Registrant's Registration Statement as filed with the Commission on July 1, 1997.

Item 24.  Persons Controlled by or under Common Control with Registrant.

None

Item 25.  Indemnification.

Incorporated by reference to Amendment No. 3 to Registrant's Registration Statement as filed with the Commission on August 1, 1995.

Item 26.  Business and Other Connections of Investment Adviser.

Bankers Trust serves as investment adviser to the Portfolio. Bankers Trust, a New York banking corporation, is a wholly owned subsidiary of Deutsche Bank AG. Deutsche Bank AG is a major global banking institution that is engaged in a wide range of financial services, including investment management, mutual funds, retail and commercial banking, investment banking and insurance.

To the knowledge of the Trust, none of the directors or officers of Bankers Trust, except those set forth below, is engaged in any other business, profession, vocation or employment of a substantial nature, except that certain directors and officers also hold various positions with and engage in business for Deutsche Bank AG. Set forth below are the names and principal businesses of the directors and officers of Bankers Trust who are engaged in any other business, profession, vocation or employment of a substantial nature.

Josef Ackermann

Member, Board of Managing Directors, Deutsche Bank AG; Chairman of the Board and Chief Executive Officer, Bankers Trust Corporation; Chairman of the Board and Chief Executive Officer, Bankers Trust Company; Chairman of the Supervisory Board, Deutsche Bank Luxembourg, S.A.; Supervisory Board Memberships in: EUREX Frankfurt AG; EUREX Zurich AG; Linde AG, Stora Enso Oyj and Mannesmann AG; Director, Deutsche Bank Americas Holding Corp. Address: Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Hans Angermueller

"Of Counsel", Shearman & Sterling; Director, Bankers Trust Corporation; Director, Bankers Trust Company. Address: Shearman & Sterling, 599 Lexington Avenue, Suite 1414, New York, New York 10022-6069.

George B. Beitzel

Private Investor; Director, Bankers Trust Corporation; Director, Bankers Trust Company; Directorships in: Bitstream, Inc.; Computer Task Group, Inc.; and Staff Leasing Inc. Address: 29 King Street, Chappaqua, New York 10514-3432.

Yves de Balman

Co-Chairman and Co-Chief Executive Officer, DB Alex. Brown LLC; Vice Chairman, Bankers Trust Corporation; Director, Bankers Trust International, plc; Director, Aerospatiale Matra; Co-Chairman and Co-Chief Executive Officer, Deutsche Bank Securities Inc. Address: 130 Liberty Street, New York, New York 10006.

William R. Howell

Chairman Emeritus, J.C. Penney Company, Inc.; Director, Bankers Trust Corporation; Director, Bankers Trust Company; Director, Exxon Mobil Corporation; Warner-Lambert Company; Halliburton Company; Williams, Inc.; Central and South West Corporation. Adddress: 6501 Legacy Drive, Plano, Texas 75054-3698.

Hermann-Josef Lamberti

Executive Vice President, Deutsche Bank AG; Director and Vice Chairman, Bankers Trust Corporation; Director, Bankers Trust Company; Board memberships: Euroclear plc (London); Euroclear sc. (Brussels); and The Clearinghouse Interbank Payments Co. L.L.C. Supervisory Board Memberships in: GZS (Frankfurt) and the European Transaction Bank (e.t.b.). Director, Deutsche Bank Americas Holding Corp.
Address: Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Troland S. Link

General Counsel of Deutsche Bank North America; General Counsel, Bankers Trust Corporation; Managing Director and General Counsel, Bankers Trust Company.
Address: 1301 Sixth Avenue - Fl.8, New York, NY 10019.

Rodney A. McLauchlan

Executive Vice President, Bankers Trust Company; Executive Vice President, Bankers Trust Corporation. Address: 31 West 52nd Street, Fl.28, New York, NY 10019.

John A. Ross

Chief Executive Officer of the Americas, Deutsche Bank AG; President and Director, Bankers Trust Corporation; President and Director, Bankers Trust Company; President, Director and Chief Executive Officer, Taunus Corporation and DB U.S. Financial Markets Holding Corporation; President and Chief Executive Officer, Deutsche Bank Americas Holding Corp.; Director, Deutsche Bank Securities Inc.and DB Alex. Brown LLC. Address: Deutsche Bank, 31 West 52/nd/ Street, FL. 28, New York, New York 10019.

Ronaldo H. Schmitz

Member of the Group Board, Deutsche Bank AG, Director, Bankers Trust Corporation; Director, Bankers Trust Company; Non-executive Director, Bertelsmann AG, Glaxo Wellcome plc, Rohm & Haas Co. and INSEAD - Paris, France; Director, Deutsche Bank Americas Holding Corp. Address: Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Mayo A. Shattuck III

Co-Chairman and Co-Chief Executive Officer, DB Alex. Brown LLC; Vice Chairman, Bankers Trust Corporation; Director, Bankers Trust International, plc, Alex. Brown & Sons Holdings Limited, Alex. Brown & Sons Limited, Alex. Brown Asset Management, Inc., Alex. Brown Capital Advisory, Incorporated and Investment Company Capital Corporation; Co-Chairman and Co-Chief Executive Officer, Deutsche Bank Securities Inc.; Director and President - AB Administrative Partner, Inc., ABFS I Incorporated, ABS Leasing Services Company, ABS MB Ltd., Alex. Brown Financial Corporation, Alex. Brown Financial Services Incorporated, Alex. Brown Investments Incorporated, Alex. Brown Management Services Inc. and Alex. Brown Mortgage Capital Corporation; and Director and Vice President, Alex. Brown & Sons Holdings Limited; Director, Constellation Holdings; President, South Street Aviation; Co-Chairman and Co-Chief Executive Officer, Deutsche Bank Securities Inc. Address: One South Street, Fl.30 Baltimore, MD 21202.

Item 27.  Principal Underwriters.

(a) ICC Distributors, Inc., the Distributor for shares of the Registrant, also acts as principal underwriter for the following open-end investment companies:
BT Investment Funds, BT Advisor Funds, BT Institutional Funds, BT Pyramid Mutual Funds, Cash Management Portfolio, Intermediate Tax Free Portfolio, NY Tax Free Money Portfolio, Treasury Money Portfolio, International Equity Portfolio, Equity 500 Index Portfolio, Capital Appreciation Portfolio, Asset Management Portfolio, Deutsche Banc Alex. Brown

Cash Reserve Fund, Inc., Flag Investors Communications Fund, Inc., Flag Investors Emerging Growth Fund, Inc., the Flag Investors Total Return U.S. Treasury Fund Shares of Total Return U.S. Treasury Fund, Inc., the Flag Investors Managed Municipal Fund Shares of Managed Municipal Fund, Inc., Flag Investors Short-Intermediate Income Fund, Inc., Flag Investors Value Builder Fund, Inc., Flag Investors Real Estate Securities Fund, Inc., Flag Investors Equity Partners Fund, Inc., Flag Investors Funds, Inc. (formerly known as Deutsche Funds, Inc.), Flag Investors Portfolio Trust (formerly known as Deutsche Portfolio), Morgan Grenfell Investment Trust, The Glenmede Funds, Inc. and The Glenmede Portfolio.

(b) Unless otherwise stated, the principal business address is One South Street, Baltimore, Maryland 21202.

Name and Principal       Positions and Offices         Positions and Offices
Place of Business        And Distributor               with Registrant
John Y. Keffer           President                     None
Ronald H. Hirsch         Treasurer                     None
Nanette K. Chern         Chief Compliance              None
                         Officer
David I. Goldstein       Secretary                     None
Benjamin L. Niles        Vice President                None
Frederick Skillin        Assistant Treasury            None
Marc D. Keffer           Assistant Secretary           None

(c)  None

ITEM 28.  Location of Accounts and Records.

Registrant
DB Alex. Brown, LLC
One South Street
Baltimore, MD  21202

Bankers Trust Company
130 Liberty Street
New York, NY 10006

DST
210 West 10th Street
Kansas City, MO 64105

ICC Distributors, Inc.
Two Portland Square,

Portland, Maine 04101

Item 29.  Management Services.

Not applicable.

Item 30.  Undertakings.

Not applicable.

                                  SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant, ASSET MANAGEMENT PORTFOLIO, has duly caused this Amendment No. 8 to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Baltimore and the State of Maryland on this 26th day of June, 2000.

                                   ASSET MANAGEMENT PORTFOLIO

                                   By: /s/ Daniel O. Hirsch
                                       --------------------

                                   Daniel O. Hirsch, Secretary